

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

<u>Via E-mail</u>
Richard Oravec
President and Chief Executive Officer
Eleventh Street Manufacturing, Inc.
277 West 11th, Suite 2F
New York, NY 10014

      Re: Eleventh Street Manufacturing, Inc.
               Registration Statement on Form 10-12G
               Filed August 31, 2012
               File No. 000-54797

Dear Mr. Oravec:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Mara L. Ransom

               Mara L. Ransom
               Assistant Director

cc: Michael Williams, Esq.